Mail Stop 4720

November 10, 2009

Via U.S. Mail and Facsimile – (260)427-7181

Richard R. Sawyer
Chief Financial Officer
Tower Financial Corporation
116 East Berry St.
Fort Wayne, IN 46802

Re: Tower Financial Corporation
        Form 10-K for the period ended December 31, 2008
        Forms 10-Q for 2009

Dear Mr. Sawyer:

        We have reviewed your response to our September 14, 2009 letter, which was
filed on October 22, 2009, and have the following comments.

10-K for the period ended December 30, 2008

1. Please refer to your response to comment 1 of our September 14, 2008 letter and
    tell us and revise future filings to clarify if the information included in your
    response represents the underwriting polices for all loans held in your portfolio or
    just those loans that where recently underwritten. To the extent you followed
    different underwriting policies for loans in prior periods that are included in your
    financial statements, please tell us and revise future filings to discuss them,
    including what the terms were, when you changed them and why they were
    changed them. For instance, we note that you disclose that you did not originate
    or purchase sub-prime loans in 2008, yet it is not clear from your disclosures
    whether or not you originated or purchased such loans in prior periods and your
    response is not definitive as to what periods you are discussing.

Form 10-Q for the period ended June 30, 2009

2. Please refer to the response to comment 2 of our September 14, 2009 letter and
    address the following:

-   Please tell us what you mean by the phrase "Since we are applying defaults
    immediately in our model, we felt it was necessary to apply a second level stress
    test. Our second level filter is a stress test that we apply to the 4s and 5s to
    differentiate the immediate default risk." Specifically, clarify what you mean
    when you state that you are applying defaults immediately in your model and why
    doing so made you feel that it was necessary to apply a second level stress test.
    Clarify what the second test is, what information it provides, how you use it, why

you only apply it to 4s and 5s and how doing so differentiates the immediate default risk.

- Please tell us to what you are applying the 2% baseline line default rate.

- Please provide us your proposed revisions to future filings surrounding this security and you determined it was not other than temporarily impaired.

3. Please refer to your response to comment 3 of our September 14, 2009 letter and tell us how recording the first quarter OTTI in the second quarter did not change your net loss or net income position as set forth in your response, clarifying how you determined that 12% is not material to reported net income. Also, please tell us how you evaluated your disclosure controls and procedures in view of the fact that you subsequently determined that there was no OTTI at March 31, 2009.

Form 8-K filed November 11, 2009

4. Please tell us in detail of the specific facts and circumstances that resulted in the OTTI impairment in the third quarter and identify which security became impaired. To the extent it was your trust preferred security, tell us which of the assumptions changed in the testing methodologies described in your response to comment 2 of our September 14, 2009 that resulted in the OTTI and tell us how you determined the amount of the impairment.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter that keys your response to our comments, including drafts of intended revisions to disclosures in future filings and that provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief